180 Van Riper Avenue • Elmwood Park, New Jersey 07407 • Telephone 201-791-0700 Fax 201-791-8015

August 23, 2006

Via Fax, FedEx and EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Kreisler Manufacturing Corporation

Form 10-KSB for the year ended June 30, 2005

Filed December 28, 2005

File No. 000-04036

Dear Ms. Cvrkel:

Kreisler Manufacturing Corporation (the “Company”) submits the following responses to comments raised in your letter (the “Comment Letter”) addressed to Edward A. Stern, Chief Financial Officer of the Company, dated August 15, 2006. In order to facilitate your review, each of the Staff’s comments is followed by the Company’s response below, and the responses are numbered to correspond to the comment numbers in the Comment Letter.

Amended Form 10-KSB for the year ended June 30, 2005

Notes to the Financial Statements

Note A. Operations and Summary of Significant Accounting Policies, page 12

- Revenue Recognition, page 12

1.	We note from your response to our prior comment one that based on your history of returns from the U.S. Government you believe there is a high degree of certainty that any products requiring customer quality inspection and product acceptance at the customer’s location will not be returned and therefore you should be able to recognize revenue at the time of shipment. However, Topic 13 discusses customer acceptance provisions after delivery has occurred, and in your case it does not appear the delivery criterion has been met in such contracts as title has not yet passed to the customer. Based upon your response to our comment number six in the letter dated July 5, 2006, you state “the Company’s revenue recognition policies are based on the transfer of legal title to the products manufactured by the Company to the customer. With the exception of contracts received from the U.S. Government, most of the Company’s customer contracts are FOB Origin” which indicates the delivery terms for the U.S. Government contracts are other than FOB Shipping Point. In this regard, please tell us how your revenue recognition policies with respect to the U.S. Government contracts complies

Ms. Linda Cvrkel

United States Securities and Exchange Commission

August 25, 2006

with GAAP and tell us whether the difference in accounting treatment is material to your financial statements as a whole. Please provide us with you analysis of recognizing revenue at the time of shipment versus the actual sales terms of each period presented which supports your conclusions. We may have further comment upon receipt of your response.

We have analyzed our shipments to the U.S. Government for the June 20, 2005 to June 30, 2005 period (a copy of this analysis is attached). The analysis included an evaluation of the products shipped, the FOB point and the date the shipment was physically received by the U.S. Government. Receipt date was confirmed via UPS tracking numbers. Based on this analysis, we have identified four shipments that were FOB Destination and were received by the U.S. Government subsequent to June 30, 2005. The total sales value of these products was $14,583 which represented 0.10% of fiscal 2005 sales of $14.4 million. We do not consider these shipments to be material to our financial statements. We performed the same analysis for our product shipments to the U.S. Government for the June 20, 2006 to June 30, 2006 period and found no instances of product specified as FOB Destination being received by the U.S. Government subsequent to June 30, 2006. For FOB Destination products shipped by the Company that are received by the U.S. Government subsequent to June 30 and are material to our financial statements, the Company will recognize the revenue in the subsequent period and not during the period in which the product was shipped.

Please do not hesitate to contact me with any questions or comments. I may be reached at 201-693-9222 or via e-mail at eastern@kreisler-ind.com.

Sincerely,

/s/ Edward A. Stern
Edward A. Stern
Co-President and Chief Financial Officer

cc:	Mr. John W. Poling, Kreisler Manufacturing Corporation
Mr. Michael D. Stern, Kreisler Manufacturing Corporation
Mr. John Cavallone, Rothstein, Kass & Company, P.C.
Mr. Alan Lieblich, Esq., Blank Rome LLP
Ms. Claire Erlanger, United States Securities and Exchange Commission
Ms. Jean Yu, United States Securities and Exchange Commission

Attachment

Ms. Linda Cvrkel

United States Securities and Exchange Commission

August 25, 2006

Attachment 1

Analysis of Product Shipments to U.S. Government: June 20th - 30th 2005 & 2006

Invoice	Invoice Date	Billed Item	Customer	Customer PO	Unit Price	Qty	Ext. Invoice	FOB	Delivered
47829	6/21/2005	1276M53G01	DFAS	SP0480-04-D-0092-0002	$1,776.60	31	$55,074.60	D	28-Jun-05
47833	6/22/2005	4082811	TINKER	FA8104-05-C-0055	$1,042.00	2	$2,084.00	O
47833	6/22/2005	Shipping	TINKER	FA8104-05-C-0055	$29.66	1	$29.66	O
47834	6/22/2005	4082812	TINKER	FA8104-04-D-0041-0002	$1,042.00	30	$1,260.00	O
47834	6/22/2005	Shipping	TINKER	FA8104-04-D-0041-0002	$445.00	1	$445.00	O
47934	6/23/2005	4077623-01	TINKER	F34601-03-D-0021-0003	$1,245.00	28	$34,860.00	O
47934	6/23/2005	Shipping	TINKER	F34601-03-D-0021-0003	$26.65	1	$26.65	O
47935	6/23/2005	4082811	TINKER	FA8104-05-C-0055	$1,042.00	12	$12,504.00	O
47935	6/23/2005	Shipping	TINKER	FA8104-05-C-0055	$177.96	1	$177.96	O
47936	6/23/2005	4082812	TINKER	FA8104-04-D-0041-0002	$1,042.00	4	$4,168.00	O
47936	6/23/2005	Shipping	TINKER	FA8104-04-D-0041-0002	$59.32	1	$59.32	O
47939	6/24/2005	440725	DSCC	SP0740-03-D-5M78-0004	$165.00	41	$6,765.00	D	1-Jul-05
47940	6/24/2005	733079	DSCC	SP0720-05-M-4199	$168.00	7	$1,176.00	D	1-Jul-05
47990	6/24/2005	646805	DSCC	SP0760-05-M-3397	$369.00	9	$3,321.00	D	1-Jul-05
48054	6/28/2005	4082812	TINKER	FA8104-04-D-0041-0002	$1,042.00	7	$7,294.00	O
48054	6/28/2005	Shipping	TINKER	FA8104-04-D-0041-0002	$103.81	1	$103.81	O
48085	6/29/2005	646805	DSCC	SP0760-05-M-3397	$369.00	9	$3,321.00	D	8-Jul-05
48092	6/29/2005	4077623-01	TINKER	F34601-03-D-0021-0003	$1,245.00	34	$42,330.00	O
48092	6/29/2005	Shipping	TINKER	F34601-03-D-0021-0003	$26.65	1	$26.65	O

				Amount received by USG after 30-Jun-05			$14,583.00

56113	6/27/2006	4062203-01	DFAS	SPM4A7-06-M-3187	$575.00	1	$575.00	D	30-Jun-06
56114	6/27/2006	4062203-01	DFAS	SPM4A7-06-M-3187	$575.00	12	$6,900.00	D	30-Jun-06
56193	6/29/2006	733086	DSCC	SPM7M4-06-M-2349	$255.00	20	$5,100.00	D	30-Jun-06
56192	6/29/2006	4035232	DSCC	SPM740-04-D-7854-0001	$674.31	2	$1,348.62	O
56192	6/29/2006	Shipping	DSCC	SPM740-04-D-7854-0001	$3.87	1	$3.87	O

				Amount received by USG after 30-Jun-06			$—

Note: Invoices reviewed are for 20 June to 30 June period